EXHIBIT 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-10666 and 333-13746 on Form S-8 and Registration No. 333-195183 on Form F-10 and to the use of our reports each dated March 2, 2016 relating to the consolidated financial statements of The Descartes Systems Group Inc. as of and for the year ended January 31, 2016 and the effectiveness of internal control over financial reporting as of January 31, 2016 incorporated by reference in this Annual Report on Form 40-F of The Descartes Systems Group Inc. for the year ended January 31, 2016.  Our report on the consolidated financial statements refers to a prospective change in the presentation of deferred income tax assets and liabilities as non-current in the year ended January 31, 2016.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

April 7, 2016